EXHIBIT 16.1

November 2, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the section headed, “Changes in registrant’s certifying accountant,” included in the Registration Statement on Form F-1 dated November 2, 2012, of GFI Software S.A. and are in agreement with the statements contained in the second, third, and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph contained therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2009 and 2010 financial statements.

/s/ Ernst & Young Malta Limited